Exhibit 2.2
SALE AND PURCHASE AGREEMENT
by and between
COVANTA ENERGY INTERNATIONAL INVESTMENTS, LIMITED
(as the “Seller”)
and
NEW GROWTH B.V.
(as the “Buyer”)
for
75 Ordinary Shares of Ogden Power Development Cayman, Inc.
and
2 Ordinary Shares of Covanta Philippines Operating, Inc.

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EXHIBITS

A	Form of Buyer’s Closing Certificate	A-1

B	Form of Seller’s Closing Certificate	B-1

C	Form of Share Transfer Instrument	C-1

D	Form of Seller Parent Guaranty	D-1

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E	Form of Buyer Parent Guaranty	E-1

F	Net Working Capital as of December 31, 2009 — Project Company	F-1

F	Net Working Capital as of December 31, 2009 — Operator	F-2

SCHEDULES

1	Covanta Equity Ownership Interests	S-1

1.2	Guaranty Agreements	S-2

2.5(b)	Actual Net Working Capital — Project Company	S-3

2.5(b)	Actual Net Working Capital — Operator	S-5

2.6(f)	Closing Deliverables	S-7

7.1(b)	Consents, Waivers and Declinations	S-9

7.2(c)	Collateral Releases	S-10

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SALE AND PURCHASE AGREEMENT
     This SALE AND PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of December 13, 2010, by and between:
     COVANTA ENERGY INTERNATIONAL INVESTMENTS, LIMITED, a Mauritius limited liability company (the “Seller”); and
     NEW GROWTH B.V., a Dutch private limited liability company (the “Buyer”).
     Each of the Seller and the Buyer is referred to herein individually as a “Party” and collectively, as the “Parties.”
W I T N E S S E T H:
     WHEREAS, the Seller owns certain indirect economic interests in Quezon Power (Philippines), Ltd. Co. (the “Project Company”), through Quezon Power, Inc. (the “Quezon Project Shareholder”), and all of the direct economic interests in Covanta Philippines Operating, Inc. (together with its Philippine branch office, each and both, the “Operator”), as more fully set forth in Schedule 1 hereof;
     WHEREAS, the Project Company owns, operates and maintains a 460 megawatt (“MW”) net baseload pulverized coal-fired electric generation facility, a 31-kilometer, 230 kilovolt double circuit transmission line and certain ancillary facilities (such undertakings, the “Project,” and such facilities, the “Generation Facility”) in Quezon Province, the Philippines;
     WHEREAS, the Operator performs the operations and maintenance (“O&M”) services for the Project Company pursuant to a long-term Plant Operation and Maintenance Agreement, as amended, dated as of December 1, 1995, between the Operator and the Project Company (the “O&M Agreement”);
     WHEREAS, the Buyer desires to purchase all of the Sale Shares from the Seller, and the Seller desires to sell all of the Sale Shares to the Buyer, in each case upon the terms and subject to the conditions set forth in this Agreement;
     WHEREAS, concurrently with the execution and delivery of this Agreement, Covanta Energy Corporation, a Delaware corporation (the “Seller’s Parent”), has agreed, pursuant to a guaranty in the form of Exhibit D and dated as of the date hereof (the “Seller Parent Guaranty”), to guarantee certain payment obligations of the Seller under this Agreement; and
     WHEREAS, concurrently with the execution and delivery of this Agreement, Electricity Generating Public Company Limited, a Thai public limited company (the “Buyer’s Parent”), has agreed, pursuant to a guaranty in the form of Exhibit E and dated as of the date hereof (the “Buyer Parent Guaranty”), to guarantee the payment obligations of the Buyer under this Agreement.
     NOW, THEREFORE, in consideration of the mutual terms, conditions and other agreements set forth herein, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the Parties agree, as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION
     1.1 Defined Terms. Whenever used in this Agreement (including the Schedules hereto), each of the following terms has the meaning ascribed to them in the Section set forth opposite such term:

Defined Term	Section Reference
Actual Net Working Capital	Section 1.2

Actual Net Working Capital Statement	Section 2.5(a)

After Tax Amount	Section 6.7(c)

Aggregate Claim Threshold	Section 9.1(a)

Agreement	Preamble

Alternative Proposal	Section 5.4

Buyer	Preamble

Buyer Group	Section 9.1(a)

Buyer Parent Guarantee	Recitals

Buyer’s Parent	Recitals

Closing	Section 2.4

Closing Date	Section 2.4

Code	Section 6.7(a)

Covanta Shareholder	Schedule 1

Covanta Shareholder Shares	Schedule 1

Dispute Notice	Section 2.5(b)

Financing Agreements	Section 4.6

Financial Statements	Section 1.2

Funding Obligations	Section 4.6

Funds	Section 4.6

Generation Facility	Recitals

Guaranty Agreement	Section 1.2

Defined Term	Section Reference
Indemnifiable Loss	Section 9.1(a)

Indemnified Party and Indemnified Parties	Section 6.3(a)

Indemnifying Party	Section 9.1(c)

Indemnitee	Section 9.1(c)

Individual Claim Threshold	Section 9.1(a)

MW	Recitals

O&M	Recitals

O&M Agreement	Recitals

Operator	Recitals

Operator Pension Plan	Section 1.2

Operator Shares	Schedule 1

Party and Parties	Preamble

Post-Closing Payment	Section 2.5(d)

Project	Recitals

Project Company	Recitals

Project Shares	Schedule 1

Purchase Price	Section 2.2

Purchase Price Deposit	Section 2.3(a)

Quezon Project Shareholder	Recitals

Retention Payments	Section 1.2

Sale Shares	Schedule 1

Seller	Preamble

Seller Group	Section 9.1(b)

Seller Group Companies	Section 6.7(a)

Seller Parent Guaranty	Recitals

Defined Term	Section Reference
Seller’s Parent	Recitals

Target Entity Financial Statement	Section 3.8

Target Year-End Net Working Capital	Section 1.2

Third Party Claim	Section 9.3(a)

Transition Bonus	Section 6.7(a)
     1.2 Definitions. Except as otherwise expressly provided in this Agreement, whenever used in this Agreement (including the Schedules hereto), the following terms shall have the meanings given to them below:
     “Action” means any claim, action, suit, litigation, arbitration, audit, assessment or other charge or proceeding by or before any Governmental Authority (civil, criminal, administrative or investigative) or any alternative dispute resolution forum and whether instituted by a Governmental Authority or by any other Person.
     “Actual Net Working Capital” means with respect to the Project Company and the Operator, the aggregate amount determined in accordance with Schedule 2.5(b) for such entities.
     “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, the first Person; for purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
     “Bid Price” means Two Hundred and Fifteen Million Dollars (US$215,000,000).
     “Business Day” means a day other than a Saturday, Sunday or any day on which banks located in New York, New York, Bangkok, Thailand, Amsterdam, the Netherlands or Manila, the Philippines are authorized or obligated by Law or Order to close.
     “Buyer’s Closing Certificate” means the certificate to be executed and delivered by the Buyer on the Closing Date substantially in the form of Exhibit A.
     “Confidentiality Agreement” means the Confidentiality Agreement, dated August 4, 2010, between the Seller’s Parent and the Buyer (and/or its Affiliates).
     “Covanta Guarantor” means the applicable Covanta entity in respect of the guaranty or related agreement, as more fully set forth in Schedule 1.2 hereof.
     “Data Room” means the online folder entitled “Quezon” within the online data room maintained by Intralinks, Inc., established on or about August 23, 2010 and entitled “Covanta Energy Corporation — Portfolio Asset Sale,” such folder having been indexed and archived onto digital versatile disc(s) signed by the Parties two (2) days prior to the date hereof.

     “Distributions” means, without duplication, all distributions, loan repayments, dividends, return of or on capital, redemption, securities repurchase or similar transaction.
     “Dollars,” “Cents” or “$” means United States Dollars and Cents, the lawful currency of the United States of America.
     “Encumbrance” means any contract, agreement or commitment regarding or creating an encumbrance, legal or equitable claim, restriction on transfer, right of first refusal or first offer, right of preemption or other prior right, any lien, pledge, charge, mortgage, security interest, adverse claim, trust, retention of title or other legal or equitable encumbrance or interest (including any contract, agreement or instrument to create any of the foregoing), any subscription, option, warrant or contract, agreement, right or commitment relating to the acquisition or transfer of (or any security, instrument or obligation convertible into, exchangeable for or giving right to participate in) the shares or equity interest of any Person or any voting right or trust, proxy or other commitment, undertaking, prior right or restriction or arrangement relating to the voting of, or the right to participate in dividends or other earnings on, the shares or equity interest of any Person.
     “Financial Statements” means the annual audited balance sheet of the Covanta Shareholder, each Project Entity and the Operator for the fiscal year ending December 31, 2010 and its related statements of income, cash flow and shareholders’ equity.
     “Governmental Authority” means any supranational, national, federal, state, provincial, municipal or local governmental, judicial, executive, legislative, regulatory or administrative authority, ministry, department, agency, commission, office, board, bureau, court, tribunal or other instrumentality having authority over the Seller, the Covanta Shareholder, the Operator, the Project Entities or the Buyer, as applicable, or any of their respective assets or properties.
     “Guaranty Agreement” means, with respect to the Project, the applicable guaranty agreement between the Covanta Guarantor and the relevant counterparty pursuant to which the Covanta Guarantor guaranteed certain obligations, as more fully set forth in Schedule 1.2 hereof.
     “Independent Accountants” means an internationally recognized firm of accountants appointed as mutually agreed upon by the Parties.
     “Knowledge” with respect to the Seller, means the actual knowledge of James Neil Willey and Marcos Yorobe.
     “Law” means any law or Order or constitution, statute, code, ordinance, treaty, rule, regulation or directive of any Governmental Authority, or any interpretation or decision by a Governmental Authority regarding the foregoing, having the force and effect of law.
     “Material Adverse Effect” means any event or occurrence that is materially adverse to the business, properties, assets, liabilities, results of operations, financial condition or prospects of (a) any or any combination of the Project Entities or the Covanta Shareholder taken as a whole, (b) the Covanta Shareholder taken singularly in respect of its ability to receive, declare or make Distributions or (c) the Operator; provided, however, that “Material Adverse Effect” shall not include (i) any event or occurrence affecting the business, properties, assets, liabilities, results of operations, financial condition or prospects of Manila Electric Company, National Transmission Corporation or any other Person directly or indirectly doing business with the Project Entities, the Covanta Shareholder or the Operator or any of their respective Affiliates, except that this exclusion shall not apply to the Project Entities, the Covanta Shareholder and the Operator in the event of doing business with each other or to InterGen Management

Services (Philippines), Ltd., (ii) the adoption, implementation, promulgation, repeal, modification, interpretation or proposal of any Law, Order, protocol or industry standard of or by any Governmental Authority in the Republic of the Philippines or elsewhere, (iii) any event or occurrence affecting the wholesale or retail electric generating, transmission or distribution industry in the Republic of the Philippines or elsewhere, (v) any event or occurrence affecting wholesale or retail markets for power or fuel in the Republic of the Philippines or elsewhere, (v) any event or occurrence affecting regulatory or political conditions, including any engagement of hostilities, act of war or terrorist activity, in the Republic of the Philippines or elsewhere, (vi) any effect of weather, geological or meteorological events in the Republic of the Philippines or elsewhere, (vii) any event or occurrence affecting any financial, banking or securities market (including any increase in interest rates or other costs for, or reduction in the availability of, financing or suspension of trading in, or limitation on prices for, securities on a securities market (including an over-the-counter market), exchange or trading platform) or the economy in general, in the Republic of the Philippines or elsewhere, (viii) any labor strike, request for representation, organizing campaign, work stoppage, slowdown, lockout or other labor dispute in the Republic of the Philippines or elsewhere, or (ix) any change in the ability to further develop or expand the Project; provided, further, that any breach or inaccuracy by the Seller of any representation, warranty, covenant or other obligation in this Agreement shall not be considered a Material Adverse Effect if the Buyer had actual knowledge of such breach or inaccuracy or the existence or occurrence of any fact or event that caused any such breach or inaccuracy (and, for purposes of this clause, the documents, materials and information disclosed in the Data Room to the Buyer or its Representatives in the course of its due diligence, and their contents, are deemed to be known to the Buyer to the extent they were complete in all material respects and fairly disclosed) as of the date of this Agreement; and provided, further, that any loss or claim relating to any event or occurrence that is cured (other than by disclosure to the Buyer of such event or occurrence) prior to the Closing Date shall not be considered a Material Adverse Effect.
     “Operator Pension Plan” means that certain Covanta Energy Philippine Holdings, Inc. Group Retirement Plan, Amended Rules and Regulations, effective as of October 1, 1998, as amended.
     “Order” means any order, decree, judgment, writ, injunction, award, ruling, assessment or similar act of any Governmental Authority or arbitration tribunal.
     “Organizational Documents” means the certificates or articles of incorporation, certificates of formation, memoranda and articles of association, articles or certificates of partnership or limited partnership, bylaws, partnership or limited partnership agreements and other formation, organization, charter or governing documents of a particular legal entity.
     “Permitted Encumbrance” means: (a) Encumbrances for Taxes (i) not due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established; (b) Encumbrances of warehousemen, mechanics and materialmen and other similar statutory liens or by operation of Law; (c) any Encumbrance arising under (i) the Organizational Documents of any or all of the applicable Project Entities or (ii) the Shareholders Agreement; and (d) any Encumbrance in connection with the Project Financing Facility or any modification, substitution or refinancing thereof.
     “Person” means any natural person, firm, partnership, association, corporation, company, joint venture, trust, business trust, Governmental Authority or other entity.
     “Project Financing Facility” means, with respect to the Project, each and all common terms, omnibus loan facilities, credit or similar agreements, reimbursement agreements, letters of credit, trust and retention agreements, inter-creditor agreements, indentures, leases, note purchase agreements, security agreements, mortgages, pledges, guarantees or other agreements pursuant to which the Seller, the

Covanta Shareholder, the Operator or the applicable Project Entities incurred debt or provided guarantees, collateral or security for the construction, operation and business of the Project, as provided for in the Data Room.
     “Project Entities” means each and both of the Project Company and the Quezon Project Shareholder.
     “Representatives” of any Person means such Person’s directors, officers, employees, legal, investment banking and financial advisors, accountants and any other agents and representatives.
     “Retention Payments” means the lump-sum retention payments to be paid by the Operator or its Affiliates to certain employees of the Operator and to a certain other person having the title of Maintenance Superintendent (as of the Closing Date) whose salary is customarily paid by the Operator, in consideration for such persons’ agreeing to be retained by the Operator, pursuant to the terms of the individual retention agreements, dated on or about July 2010, between the Operator and such persons.
     “Seller Disclosure Letter” means the letter from the Seller to the Buyer, dated the date of this Agreement (as it shall subsequently be amended, modified or updated) in accordance with Section 6.4, which fairly discloses certain information and other matters relating to the Seller, the Covanta Shareholder, the Operator, the applicable Project Entities and the Sale Shares that are complete in all material respects, and is hereby incorporated by reference.
     “Seller’s Closing Certificate” means the certificate to be executed and delivered by the Seller on the Closing Date substantially in the form of Exhibit B.
     “Shareholders Agreement” means the Third Amended and Restated Development and Shareholders Agreement, dated as of October 18, 2004.
     “Target Year-End Net Working Capital” means (i) with respect to the Project Company, Twenty-Six Million and Five Hundred Thousand Dollars (US$26,500,000) and (ii) with respect to the Operator, Zero (0).
     “Tax” means any tax, duty, charge, or other levy separately or jointly due or payable to, or levied, collectable or imposed by, any Governmental Authority, including income, gross receipts, license, wages, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duty, capital, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, transaction, registration, value-added, alternative/add-on minimum, estimated or other tax, duty, charge, assessment, surcharge, imputation, re-characterization or levy of any kind, including any interest, penalty or addition thereto, and any interest with respect to such addition or penalty.
     “Tax Return” means any return, report, claim for refund, information return, amended return or declaration of estimated Tax or similar statement (including any schedule attached thereto) filed, or required to be filed, with respect to any Tax.
     “U.S. GAAP” means generally accepted accounting principles then in effect from time to time in the United States of America consistently applied.

     1.3 Interpretation. In this Agreement, unless the context otherwise requires:
          (a) words expressed in the singular shall include the plural and vice versa, and words expressed in the masculine shall include the feminine and neuter gender and vice versa;
          (b) references to this Agreement or any other contract, agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other contract, agreement or document as the same may have been, or may from time to time be, amended, modified, supplemented or novated;
          (c) references to the “Preamble” or “Recitals” or an “Article,” “Section,” “Exhibit” or “Schedule” are to the Preamble or Recitals or an Article, Section, Exhibit or Schedule, as applicable, of this Agreement;
          (d) the headings used in this Agreement have been inserted for convenience of reference only and do not define, modify or limit the provisions hereof;
          (e) “include,” “includes” and “including” are deemed to be followed by “without limitation” or “but not limited to,” whether or not they are followed by such words or words of similar import; and
          (f) the words “hereof,” “herein,” “hereto” and “hereunder,” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any provision of this Agreement.
ARTICLE II
SALE AND PURCHASE
     2.1 Sale and Purchase of the Sale Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Buyer shall purchase from the Seller, and the Seller shall sell to the Buyer, all of the Sale Shares.
     2.2 Purchase Price. The consideration to be paid by the Buyer in respect of the purchase of the Sale Shares pursuant to Section 2.1 shall be an aggregate amount in cash equal to the Bid Price plus or minus the Post-Closing Payment, if any, payable to or by the Buyer, as applicable, pursuant to Section 2.5(d) (together, the “Purchase Price”).
     2.3 Purchase Price Deposit.
          (a) Simultaneously with the execution of this Agreement and in consideration of the time and expense of the Seller in negotiating, finalizing and executing this Agreement, the Buyer shall pay to the Seller an amount equal to 10% of the Bid Price (the “Purchase Price Deposit”), payable (at the Buyer’s option) either: (i) in cash by wire transfer of immediately available funds to the bank account or accounts designated by the Seller to the Buyer; or (ii) by letter of credit from a financial institution and on terms and conditions reasonably acceptable to the Seller to be drawn by the Seller if any of the events described in Sections 2.3(b)(i) and (ii) occurs, or returned to the Buyer if the event described in Section 2.3(b)(iii) occurs.
          (b) The Purchase Price Deposit shall be held on trust and: (i) if the Closing occurs, credited against the Bid Price payable by the Buyer to the Seller at the Closing in accordance with Section

2.6(b); (ii) if this Agreement is terminated pursuant to Section 8.1(c), credited against the damages (if any) owed by the Buyer to the Seller arising out of a breach of this Agreement by the Buyer or otherwise retained by the Seller, in each case as a non-exclusive remedy of the Seller; or (iii) if this Agreement is otherwise terminated pursuant to Section 8.1, refunded, or in the case of the letter of credit, returned, to the Buyer no later than ten (10) Business Days following the effective date of such termination by wire transfer of immediately available funds to the bank account or accounts designated by the Buyer to the Seller.
     2.4 Closing. Subject to Section 8.1, the closing of the sale and purchase of the Sale Shares as contemplated by this Agreement and the payment of the Bid Price (the “Closing”) shall take place at the offices of Dewey & LeBoeuf LLP, 1301 Avenue of the Americas, New York, New York 10019, at 10:00 A.M. New York time, as soon as practicable, but in any event not later than the second (2nd) Business Day immediately following the date on which the last of the conditions contained in Article VII is satisfied or waived (except for those conditions which, by their nature, can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, time and date (such date, the “Closing Date”) as the Parties may agree in writing.
     2.5 Purchase Price Adjustment.
          (a) No later than fifteen (15) days after receipt of the annual audited financial statements for the fiscal year ending December 31, 2010 of each of the Project Company and the Operator’s Philippine branch office, the Seller shall deliver to the Buyer a written statement (the “Actual Net Working Capital Statement”) setting forth in reasonable detail the Seller’s good faith calculation of the Actual Net Working Capital for (i) the Project Company and (ii) the Operator.
          (b) The Buyer may, in good faith, dispute the Actual Net Working Capital Statement by delivery of a written notice thereof (a “Dispute Notice”) to the Seller within thirty (30) days from receipt of the Actual Net Working Capital Statement; provided, that the Buyer may dispute the Actual Net Working Capital Statement based only on the following: (i) the Actual Net Working Capital for the Project Company and/or the Operator is different from the Seller’s good faith calculation thereof; (ii) the Actual Net Working Capital for the Project Company and/or the Operator was not calculated in accordance with Schedule 2.5(b) or (iii) the balance sheet items as of December 31, 2010 were not calculated in the same manner as such balance sheet items were calculated for the Project Company and/or the Operator for the fiscal year ending December 31, 2009 (the calculation of aggregate actual net working capital for the Project Company and/or the Operator for the fiscal year ending December 31, 2009 determined in accordance with methodology set forth on Schedule 2.5(b) is set forth on Exhibit F); provided, further, that in no event may the Buyer otherwise dispute the Actual Net Working Capital Statement for the Project Company and/or the Operator if the manner in which the applicable accounting principles were applied or the interpretation of those principles has been historically consistent. The Dispute Notice shall set forth in reasonable detail all items disputed by the Buyer, together with the Buyer’s proposed changes thereto (including an explanation in reasonable detail of the basis on which the Buyer proposed such changes). If (i) by written notice to the Seller, the Buyer accepts the Actual Net Working Capital Statement or (ii) the Buyer fails to deliver a Dispute Notice within the prescribed thirty (30)-day period (which failure shall result in the Buyer being deemed to have agreed to the Actual Net Working Capital Statement delivered by the Seller), the Actual Net Working Capital Statement delivered by the Seller shall become final and binding on the Parties as of the date on which the earlier of the foregoing events occurs.
          (c) If the Buyer has timely delivered a Dispute Notice, then the Parties shall attempt to reach agreement on the matters identified in the Dispute Notice and, based thereon, agree on the revised Actual Net Working Capital (including the Post-Closing Payment (if any)). If, by the thirtieth

(30th) day following the Seller’s receipt of the Dispute Notice, the Parties have not agreed in writing to the resolution of the matters identified in the Dispute Notice or have not agreed in writing to the revised Actual Net Working Capital (including the Post-Closing Payment (if any)), then such matters shall be submitted to the Independent Accountants for resolution. The Parties shall instruct the Independent Accountants to prepare and deliver a revised Actual Net Working Capital Statement (including the calculation of the Post-Closing Payment (if any)) taking into account all items not in dispute between the Parties and those items requested by the Parties to be resolved by the Independent Accountants. The Buyer and the Seller shall furnish or cause to be furnished to the Independent Accountants access to such employees, officers, and facilities and such books and records relating to the disputed items as the Independent Accountants may reasonably request. The fees and expenses of the Independent Accountants shall be borne 50% by the Seller, on the one hand, and 50% by the Buyer, on the other hand. The revised Actual Net Working Capital Statement (including the calculation of the Post-Closing Payment thereon) delivered by the Independent Accountants shall be final and binding upon the Parties. The Independent Accountants shall act as experts, not as arbitrators.
          (d) As soon as a revised Actual Net Working Capital Statement is finally determined pursuant to Section 2.5(b) or (c), the following amount payable shall be determined conclusively (the “Post-Closing Payment”):
          (i) With respect to the Project Company:
          (A) If the Seller’s proportionate share of the Actual Net Working Capital for the Project Company is greater than the Target Year-End Net Working Capital for the Project Company by an amount equal to One Million Dollars (US$1,000,000), the Buyer shall pay to the Seller an amount equal to the difference between Seller’s proportionate share of the Actual Net Working Capital for the Project Company, and the Target Year-End Net Working Capital for the Project Company in excess of One Million Dollars (US$1,000,000); or
          (B) If the Seller’s proportionate share of the Actual Net Working Capital for the Project Company is less than the Target Year-End Net Working Capital for the Project Company by an amount equal to One Million Dollars (US$1,000,000), the Seller shall pay to the Buyer an amount equal to the difference between Seller’s proportionate share of the Actual Net Working Capital for the Project Company, and the Target Year-End Net Working Capital for the Project Company in excess of One Million Dollars (US$1,000,000).
          (ii) With respect to the Operator:
          (A) If the Actual Net Working Capital for the Operator is greater than the Target Year-End Net Working Capital for the Operator by an amount equal to Five Thousand Dollars (US$5,000), the Buyer shall pay to the Seller an amount equal to the difference between the Actual Net Working Capital for the Operator, and the Target Year-End Net Working Capital for the Operator in excess of Five Thousand Dollars (US$5,000); or
          (B) If the Actual Net Working Capital for the Operator is less than the Target Year-End Net Working Capital for the Operator by an amount equal to Five Thousand Dollars (US$5,000), the Seller shall pay to the Buyer an amount equal to the difference between the Actual Net Working Capital for the Operator, and the Target Year-End Net Working Capital for the Operator in excess of Five Thousand Dollars (US$5,000).
     (iii) The Post-Closing Payment (if any) shall be made within five (5) Business Days following the date the Post-Closing Payment is deemed to be finally determined, pursuant to this

Section 2.5(d), and shall be made by wire transfer of immediately available funds to the bank account or accounts designated by the Party receiving such Post-Closing Payment.
     (iv) If any Post-Closing Payments with respect to the Project Company and the Operator required by this Section 2.5(d) are payable by the same Party, such Party shall pay the aggregate amount of the Post-Closing Payments required within five (5) Business Days following the date the Post-Closing Payments are deemed to be finally determined, pursuant to this Section 2.5(d), and shall be made by wire transfer of immediately available funds to the bank account or accounts designated by the Party receiving such Post-Closing Payments.
     (v) If any Post-Closing Payments with respect to the Project Company and the Operator required by this Section 2.5(d) are not payable by the same Party, such Post-Closing Payments shall be automatically off-set and any amounts in excess of such off-setting amount shall be paid by the applicable Party to the Party entitled to receive the amount in excess of the off-setting amount within five (5) Business Days following the date the Post-Closing Payments are deemed to be finally determined, pursuant to this Section 2.5(d), and shall be made by wire transfer of immediately available funds to the bank account or accounts designated by the Party receiving such Post-Closing Payment.
     Notwithstanding anything herein to the contrary, the Parties agree that this Section 2.5 provides the exclusive method for resolving the matters identified in the Dispute Notice and the sole and exclusive remedy with respect to a Dispute Notice.
     2.6 Closing Deliverables. At the Closing:
          (a) the Seller shall transfer and deliver to the Buyer absolute and good title to all of the (i) Covanta Shareholder Shares and (ii) Operator Shares, in each case free and clear of all Encumbrances (except for, and subject to, the Permitted Encumbrances), pursuant to a duly authorized and executed transfer instrument substantially in the form of Exhibit C or stock power endorsed in blank;
          (b) the Buyer shall pay to the Seller an amount equal to the Bid Price for the Sale Shares, less the Purchase Price Deposit, by wire transfer of immediately available funds to the bank account or accounts designated by the Seller to the Buyer;
          (c) the Seller shall cause its representatives to the board of directors and, except as otherwise agreed with the Buyer, the management of the respective Project Entities, Operator and Covanta Shareholder to deliver irrevocable letters of resignation, effective as of the Closing Date;
          (d) the Seller shall deliver to the Buyer: (i) a copy of the resolutions, certified as of the Closing Date by its corporate secretary or authorized signatories, duly adopted by the requisite governing body of the Seller, authorizing the execution and delivery by the Seller of this Agreement and the consummation by the Seller of the transactions contemplated hereby; (ii) a copy of the resolutions, certified as of the Closing Date by the corporate secretary or authorized signatories of the Seller’s Parent, duly adopted by the requisite governing body of the Seller’s Parent, authorizing the execution and delivery by the Seller’s Parent of the Seller Parent Guaranty and the consummation by the Seller’s Parent of the transactions contemplated thereby; and (iii) certificates of good standing in respect of each of (A) the Seller in Mauritius and (B) each of the Covanta Shareholder and the Operator in the Cayman Islands, as applicable, each dated as of a date not more than ten (10) Business Days before the Closing Date;

          (e) the Buyer shall deliver to the Seller: (i) a copy of the resolutions, certified as of the Closing Date by its corporate secretary or authorized signatories, duly adopted by the requisite governing body of the Buyer, authorizing the execution and delivery by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby; (ii) a copy of the resolutions, certified as of the Closing Date by the corporate secretary or authorized signatories of the Buyer’s Parent, duly adopted by the requisite governing body of the Buyer’s Parent, authorizing the execution and delivery by the Buyer’s Parent of the Buyer Parent Guaranty and the consummation by the Buyer’s Parent of the transactions contemplated thereby; and (iii) a certificate of good standing in respect of the Buyer in the Netherlands dated as of a date not more than ten (10) Business Days before the Closing Date;
          (f) the Buyer shall execute and deliver (or cause to be executed and delivered) to the Seller or to the Seller’s designee the agreements, instruments, opinions, documents and certificates set forth on Schedule 2.6(f) and such other items required of the Buyer pursuant to the Shareholders Agreement and the Project Financing Facility in connection with the transactions contemplated hereby, each effective as of the Closing Date;
          (g) the Buyer or its designee shall provide a guaranty covering all of the Operator’s obligations to the Project Company under the O&M Agreement by a party and in form and substance satisfactory to the Project Company, the parties to the Shareholders Agreement and the parties to the Project Financing Facility, and the Covanta Guarantor shall be released of all its obligations under the Guaranty Agreement, effective as of the Closing Date; and
          (h) each Party shall deliver the other agreements, certificates and other documents required to be delivered by it pursuant to Article VII.
ARTICLE III
SELLER’S REPRESENTATIONS AND WARRANTIES
     Except as set forth in the Seller Disclosure Letter, the Seller hereby represents and warrants to the Buyer, on the date of this Agreement and again on the Closing Date, as follows:
     3.1 Organization; Business. The Seller is duly organized, validly existing and in good standing as a limited liability company in Mauritius and has full corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is presently being conducted. Each of the Covanta Shareholder and Operator is duly organized, validly existing and in good standing as a limited company in the applicable jurisdiction of its organization or incorporation and has full corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is presently being conducted. The Covanta Shareholder has no business, assets, properties or operations other than the ownership and holding of the Project Shares. The Operator has no business, assets, properties or operations other than the operation and maintenance of the Generation Facility. To the Knowledge of the Seller, each applicable Project Entity is duly organized, validly existing and in good standing as a limited liability company in the applicable jurisdiction of its organization or incorporation and has full corporate power and authority to own, lease and operate its assets and properties and to conduct its business as it is presently being conducted.
     3.2 Share Capital; No Options. The issued share capital of the Covanta Shareholder is fully and accurately set forth in Schedule 1 hereof. The issued share capital of the Operator is fully and accurately set forth in Schedule 1 hereof. All such outstanding and issued shares have been duly authorized, validly issued and are fully paid and non-assessable, and have not been issued in violation of any pre-emptive rights of any Person. No other class of shares in the share capital of any of the applicable Covanta Shareholders or Operators, respectively, is authorized or outstanding. Except for, and subject to, the Permitted Encumbrances, there are no outstanding options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any share capital of either of the Covanta Shareholder or Operator.
     3.3 Authority Relative to this Agreement; Enforceability.
          (a) The Seller has full corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Seller and its consummation of the transactions contemplated hereby have been duly and validly authorized by all required corporate action, and no other corporate proceedings on the part of the Seller are necessary to authorize the execution, delivery and performance of this Agreement by the Seller and its consummation of the transactions contemplated hereby.
          (b) This Agreement has been duly and validly executed and delivered by the Seller and, assuming the due authorization, execution and delivery of this Agreement by the Buyer, constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding at law or in equity).
     3.4 Non-Contravention. Other than as specifically set forth in Schedule 7.1(b) hereof, the execution and delivery of this Agreement by the Seller does not, and the performance by the Seller of its obligations hereunder and the consummation by it of the transactions contemplated hereby will not: (a) violate or result in breach of, or result in default (or give rise to any right of termination, cancellation or acceleration) or require the consent or approval of any Person under, the terms, conditions or provisions of the Organizational Documents of the Seller, of the Covanta Shareholder or Operator or, to the Knowledge of the Seller, the Organizational Documents of each applicable Project Entity; (b) violate or result in breach of, or result in default (or give rise to any right of termination, cancellation or acceleration) or require the consent or approval of any Person or result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances or as contemplated herein) under, the respective terms, conditions or provisions of any contract, lease, note, bond, indenture, mortgage, security agreement, license or other agreement or instrument of any kind to which the Seller, the Covanta Shareholder or Operator or, to the Knowledge of the Seller, each applicable Project Entity, is a party or by which any of their respective assets or properties is bound; or (c) violate any Law or Order applicable to the Seller, the Covanta Shareholder or Operator or, to the Knowledge of the Seller, each applicable Project Entity, or any of their respective assets or properties, in each case of the foregoing clauses (a), (b) and (c) that, individually or in the aggregate, would reasonably be expected to prevent, delay or impair the Seller’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.
     3.5 Approvals. Other than as specifically set forth in Schedule 7.1(b) hereof, there is no requirement under any Law or Order applicable to the Seller, the Covanta Shareholder or Operator or, to the Knowledge of the Seller, any applicable Project Entity, that would require any of the Seller, the Covanta Shareholder or Operator or to the Knowledge of the Seller, would require any applicable Project Entity, to obtain any authorization, consent or approval of, or to make any filing with or notice to, any Governmental Authority in connection with the execution and delivery of this Agreement by the Seller, the performance by the Seller of its obligations hereunder or the consummation by it of the transactions contemplated hereby, in each case that, individually or in the aggregate, would reasonably be expected to prevent, delay or impair the Seller’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, or to have a Material Adverse Effect.
     3.6 Legal Proceedings. There are no Actions pending or, to the Knowledge of the Seller, threatened in writing against the Seller, the Covanta Shareholder or Operator, or, to the Knowledge of the Seller, pending or threatened in writing against any applicable Project Entity, or any of their respective assets or properties, including proceedings for the dissolution, liquidation, insolvency or rehabilitation of the Seller or the Covanta Shareholder or Operator, that, individually or in the aggregate, would reasonably be expected to prevent, delay or impair the Seller’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, or to have a Material Adverse Effect.
     3.7 Compliance with Law; No Liabilities.
          (a) Neither the Seller, the Covanta Shareholder, Operator nor, to the Knowledge of the Seller, each applicable Project Entity, is in violation of or default under any Law or Order applicable to it that, individually or in the aggregate, would reasonably be expected to prevent, delay or impair the Seller’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, or to have a Material Adverse Effect. The Operator has no outstanding claims, liabilities, obligations or financial indebtedness, contingent or otherwise, of a material nature except as set forth in the Operator’s Target Entity Financial Statements or referred to in the notes thereto, and the Covanta Shareholder has no outstanding claims, financial liabilities, financial obligations or financial indebtedness, contingent or otherwise, of a material nature except as disclosed in the Covanta Shareholder’s Target Entity Financial Statements, and, in each case, there is no Known basis to give rise thereto.
          (b) Each of the Covanta Shareholder and Operator has filed with the appropriate Governmental Authority all Tax Returns, reports or other information which are required to be filed by it through the Closing Date, and has paid or made sufficient provision for the payment of all Taxes which have been incurred or are due and payable for such taxable periods, or pursuant to any Action or Order with respect to Taxes, whether or not in connection with such returns, report or other information, including corporate income tax, withholding tax and value added tax. Except for any tax claims disputed in good faith which are set out in the Seller Disclosure Letter, all Taxes or other assessments and levies that the Covanta Shareholder or Operator is required by Law to withhold or collect have been duly withheld and collected, and have been paid over to the proper Governmental Authority or held by the Covanta Shareholder or Operator, as the case may be, for such payment.
          (c) Each material contract, commitment, obligation and agreement to which the Covanta Shareholder or Operator is a party has been disclosed in the Data Room and is legal, valid and in full force and effect and enforceable in accordance with its respective terms, and there exists no incipient material breach, material default or event of default by the Covanta Shareholder or Operator, as the case may be, or, as Known to the Seller, by any other Person under such material contracts, commitments, obligations and agreements.
          (d) Each of the Covanta Shareholder and Operator has, and is in compliance with, all material licenses and permits and other certificates, authorizations and approvals required by every applicable Governmental Authority for the operation of their respective businesses and the use of their respective assets and properties as presently operated or used. All of such licenses and permits and other certificates, authorizations and approvals are in full force and effect and no Action or claim is pending, nor threatened, to revoke or terminate any of them or declare any of them invalid in any material respect.

          (e) The Operator is in compliance with all labor Laws applicable to its relationship with its employees, and all labor arrangements of the Operator have been disclosed in the Data Room.
     3.8 Financial Information.
          (a) The audited balance sheet of the Operator’s Philippine branch office, and the unaudited balance sheet of each of the Covanta Shareholder and the Operator, in each case for the fiscal year ending December 31, 2009, the unaudited balance sheet of each such entity for the period ending September 30, 2010, and in each case together with its related statements of income, cash flow and shareholders’ equity (each, a “Target Entity Financial Statement”) have been disclosed in the Data Room and have been prepared in accordance with the generally accepted accounting principles in the relevant jurisdiction consistently applied and present accurately and fairly the financial position and operating results of each of the Covanta Shareholder and the Operator as of the date thereof and the results of its operations for the period then ended subject in the case of the unaudited Target Entity Financial Statements to normal year-end audit adjustments.
          (b) Since the date of each Target Entity Financial Statement, (i) there has been no material adverse change in the assets or liabilities, or in the business or condition, financial or otherwise, in the results of operations, or in the prospects of the Covanta Shareholder or Operator and (ii) without limiting the generality of the foregoing, neither the Covanta Shareholder, the Operator nor, to the Knowledge of the Seller, each Project Entity has, singularly or in the aggregate, undertaken any contract, agreement, commitment, financial indebtedness, obligation or liability, made any loan, advance or investment or repurchased or prepaid any financial indebtedness except to the extent expressly permitted by Section 5.1.
     3.9 Books and Accounts. The respective Organizational Documents of the Covanta Shareholder and the Operator and all accounts, books, ledgers and other records material to the business of the Covanta Shareholder or Operator have been disclosed in the Data Room and have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they give and reflect a true and fair view of the financial position and results of operations of the Covanta Shareholder or Operator, respectively. The minute books of the Covanta Shareholder and Operator contain accurate records of all meetings of and corporate actions or written consents by the shareholders and the respective boards of directors of the Covanta Shareholder and Operator.
     3.10 Ownership of the Sale Shares. The Seller is the sole and beneficial owner of and has good title to all of the Sale Shares. All of the Sale Shares are validly issued, fully paid and are free and clear of any Encumbrances (except for, and subject to, the Permitted Encumbrances). Immediately after the Closing, the Buyer will have good title to all of the Sale Shares and all rights attached or accruing thereto, free and clear of any Encumbrances (except for, and subject to, the Permitted Encumbrances and Encumbrances created by the Buyer or resulting from the Buyer’s ownership of the Sale Shares).
     3.11 Ownership of Project Shares. The Covanta Shareholder is the sole and beneficial owner of and has good title to the Project Shares. All of the Project Shares are validly issued, fully paid and are free and clear of any Encumbrances (except for, and subject to, the Permitted Encumbrances). Immediately after the Closing, the Buyer will, indirectly through its ownership of the Covanta Shareholder Shares, have good title to all of the Project Shares, free and clear of any Encumbrances (except for, and subject to, the Permitted Encumbrances and Encumbrances created by the Buyer or resulting from the Buyer’s ownership of the Project Shares), and the Buyer will be entitled to exercise the interests set forth in Schedule 1 and all rights attached or accruing to the Project Shares, including the right to receive all dividends, Distributions or any return of capital declared, paid or made by the applicable Project Entities in respect of the periods commencing after the Closing, the right to vote at general meetings of the shareholders of the applicable Project Entities, and the right to nominate and appoint representatives to the board of directors of the applicable Project Entities.
     3.12 Confirmation of Operator Employment-Related Funds. As of December 31, 2010, the Operator shall have set aside cash in a segregated account of not less than One Million Two Hundred Ninety-Two Thousand One Hundred and Ninety-Nine Dollars (US$1,292,199), which is the full sum of the Retention Payments and the Transition Bonuses and is to be used solely for the payment in full of the Retention Payments and the Transition Bonuses provided for in Section 6.7.
     3.13 Brokers and Finders. Neither of the Seller nor any of its Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except for Citigroup Global Markets, Inc., whose fees and expenses will be paid by the Seller or its Affiliates in accordance with its agreement with such firm.
ARTICLE IV
BUYER’S REPRESENTATIONS AND WARRANTIES
     The Buyer hereby represents and warrants to the Seller, on the date of this Agreement and again on the Closing Date, as follows:
     4.1 Organization and Qualification. The Buyer is duly organized, validly existing and in good standing as a private limited liability company in the Netherlands and has full corporate power and authority to own, lease and operate its assets and properties and to conduct its business as presently being conducted.
     4.2 Authority Relative to this Agreement; Enforceability.
          (a) The Buyer has full corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Buyer and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all required corporate action, and no other corporate proceedings on the part of the Buyer are necessary to authorize the execution, delivery and performance of this Agreement by the Buyer and its consummation of the transactions contemplated hereby.
          (b) This Agreement has been duly and validly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery of this Agreement by the Seller, constitutes a legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding at law or in equity).
     4.3 Non-Contravention; Approvals and Consents.
          (a) The execution and delivery of this Agreement by the Buyer does not and the performance by the Buyer of its obligations hereunder and the consummation by it of the transactions contemplated hereby will not: (i) violate or result in breach of, or result in default (or give rise to any right of termination, cancellation or acceleration) or require the consent or approval of any Person under, the terms, conditions or provisions of the Organizational Documents of the Buyer; (ii) violate or result in breach of, or result in default (or give rise to any right of termination, cancellation or acceleration) or require the consent or approval of any Person or result in the creation or imposition of any Encumbrance under, the terms, conditions or provisions of any contract, lease, note, bond, indenture, mortgage, security agreement, license or other agreement or instrument of any kind to which the Buyer is a party or by which it or any of its assets or properties is bound (in each case other than as contemplated herein); or (iii) violate any Law or Order applicable to the Buyer or any of its assets or properties, in each case of the foregoing clauses (i), (ii) and (iii) that, individually or in the aggregate, would reasonably be expected to prevent, delay or impair the Buyer’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.
          (b) There is no requirement under any Law or Order applicable to the Buyer that would require the Buyer to obtain any authorization, consent or approval of, or to make any filing with or notice to, any Governmental Authority in connection with the execution and delivery of this Agreement by the Buyer, the performance by the Buyer of its obligations hereunder or its consummation of the transactions contemplated hereby, in each case that, individually or in the aggregate, would reasonably be expected to prevent, delay or impair the Buyer’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.
     4.4 Legal Proceedings. There are no Actions pending or threatened in writing against the Buyer or any of its assets or properties that, individually or in the aggregate, would reasonably be expected to prevent, delay or impair the Buyer’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.
     4.5 Compliance with Law. The Buyer is not in violation of or in default under any Law or Order applicable to it that, individually or in the aggregate, would reasonably be expected to prevent, delay or impair the Buyer’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.
     4.6 Financing. The Buyer has, and will have at the Closing, available cash or credit capacity (either in its accounts, through binding and enforceable credit arrangements, borrowing facilities or financing commitments or otherwise) sufficient to: (a) pay the Purchase Price as provided herein; (b) pay all fees and expenses required to be paid by the Buyer in connection with the transactions contemplated hereby; and (c) perform all of its other obligations hereunder (such matters under (a), (b) and (c) collectively, the “Funding Obligations,” and such sufficient cash, the “Funds”). Prior to the time immediately following the Closing, none of the applicable Project Entities will be required to assume or have any obligation or liability under any financing agreements entered or to be entered into by the Buyer to provide the Funds (the “Financing Agreements”). Prior to the date of this Agreement, the Buyer has provided to the Seller true, correct and complete copies of all related commitment letters and all exhibits, annexes and attachments thereto. To the extent that this Agreement must be in a form acceptable to any lender or other Person providing the Funds, such lender or Person has approved this Agreement.
     4.7 Investment Intention; Sufficient Investment Expertise; Independent Investigation.
          (a) The Buyer is acquiring the applicable Sale Shares for investment only and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Sale Shares. The Buyer is able to bear the economic risk of holding the Sale Shares for an indefinite period and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment in the Sale Shares.

          (b) The Buyer acknowledges that it has completed its own independent investigation, review and analysis of the business, assets, results of operations and condition (financial or otherwise) of the Covanta Shareholder and Operator, the applicable Project Entities and the Project, as it has deemed appropriate or necessary. The Buyer acknowledges that it and its Representatives have been provided adequate access to the personnel, properties, premises and records of the Covanta Shareholder and Operator, the applicable Project Entities and the Project for such purpose.
     4.8 No Other Representation and Warranty by the Seller.
          (a) In entering into this Agreement, the Buyer acknowledges and agrees that, except with respect to the Operator, it relied solely upon its own investigation, review and analysis as described in Section 4.7 and not on any factual representations of the Seller or any Person acting on its behalf (including, without limitation, any of its shareholders and Affiliates and their respective Representatives), except that notwithstanding such investigation, review and analysis, the Buyer shall be entitled to rely on the representations and warranties of the Seller set forth in Article III and the Seller’s Closing Certificate. The Buyer acknowledges and agrees that, except for the representations and warranties of the Seller set forth in Article III and the Seller’s Closing Certificate, neither the Seller nor any Person acting on its behalf (including, without limitation, any of its shareholders and Affiliates and their respective Representatives) makes or has made (i) any other representations and warranties, express or implied, concerning the Sale Shares, the Project or the business, finances, operations, assets, liabilities, prospects or any other aspect of the Seller, the Covanta Shareholder and Operator, and any of the applicable Project Entities, and any such other representations and warranties are expressly disclaimed, (ii) any representations and warranties, express or implied, concerning the business, finances, operations, assets, liabilities, prospects or any other aspect of any of the respective partners, shareholders and affiliates or their interests (direct or indirect) in the applicable Project Entities or the Project, and any such representations and warranties are expressly disclaimed, or (iii) any representations and warranties, either express or implied, as to the accuracy or completeness of any of the information (including materials furnished in the Confidential Information Packet dated August 2010, the Data Room, any financial projections or models or otherwise) provided or made available to the Buyer, any of its shareholders and Affiliates and their respective Representatives, and such representations and warranties are expressly disclaimed.
     4.9 Brokers and Finders. Neither of the Buyer nor any of its Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.
ARTICLE V
COVENANTS
     5.1 Covenants of the Seller. After the date hereof and until immediately prior to the Closing or earlier termination of this Agreement, the Seller shall cause the Covanta Shareholder and Operator not to and, to the extent reasonably possible, exercise the voting, governance and contractual powers available to it in respect of the applicable Project Entities (but subject to any contractual, fiduciary or similar obligation of the Seller, the Covanta Shareholder and Operator or the applicable Project Entities) such that any such entity would not, singularly or in the aggregate, undertake any contract, agreement, commitment, financial indebtedness, obligation or liability, make any loan, advance or investment or repurchase or prepay any financial indebtedness, except (a) in respect of the declaration of dividends, distributions, or other return of capital; provided that with respect to the Operator, neither the Seller nor the Operator shall cause a Distribution by the Operator other than (i) the Operator’s Base Fee as defined in the O&M Agreement and (ii) a Distribution(s), if any, by the Operator with respect to its inter-affiliated receivables and payables; provided, further, that in connection with any Distributions paid or declaration of dividends made after December 31, 2010 through to the Closing Date, such amounts (net of any Post-Closing Payments due and owing to the Seller, which the Seller has the right to off-set against any such Post-Closing Payments due and owing to it) shall be held in a separate lock-box account in trust and for the benefit of the Buyer, which the Seller shall transfer to the Buyer promptly after Closing, (b) as contemplated in this Agreement, (c) as provided for in the current year operating budgets or capital budgets for the Covanta Shareholder and Operator or any of the applicable Project Entities to the extent disclosed in the Data Room, (d) as may be required to comply with the Project Financing Facility, (e) in connection with necessary or prudent repairs due to breakdown or casualty, or other actions taken in response to a business emergency or other unforeseen operational matters, or (f) as required by applicable Law or Order or (g) to the extent the Buyer shall otherwise request or consent (which decision regarding consent shall be made promptly and which consent shall not be unreasonably withheld, conditioned or delayed). The Seller shall give written notice to the Buyer of any action permitted by this Section 5.1 promptly after such action has been taken.
     5.2 Control of the Business. Nothing contained in this Agreement shall give the Buyer, directly or indirectly, the right to direct the Covanta Shareholder’s or Operator’s operations or exercise the Seller’s interest in the Covanta Shareholder or Operator, or to exercise the Seller’s direct or indirect interest with respect to the applicable Project Entities, prior to the Closing. Prior to the Closing, the Seller shall, consistent with the other terms and conditions of this Agreement, exercise direction over the Covanta Shareholder’s and Operator’s operations and its interest in the Covanta Shareholder or Operator, such as its right to vote at shareholders’ meetings and its right to nominate and appoint representatives to the respective boards of directors, and full right over its direct interest with respect to the applicable Project Entities.
     5.3 Covenants of the Buyer. After the date hereof and prior to the Closing Date or earlier termination of this Agreement, the Buyer agrees as follows, except as expressly contemplated in or permitted by this Agreement or to the extent the Seller shall otherwise consent in writing, which decision regarding consent shall be made as soon as reasonably practical, and which consent shall not be unreasonably withheld, conditioned or delayed:
          (a) the Buyer shall not, and shall not permit its Affiliates to, (i) acquire or agree to acquire any assets or properties or (ii) acquire or agree to acquire, whether by merger or consolidation, by purchasing any portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, limited liability company, association or other business organization or division thereof, in either case, if the entering into of a definitive agreement relating thereto or the consummation of such acquisition, merger or consolidation could reasonably be expected to (A) impose any delay in the expiration of any applicable waiting period or impose any delay in the obtaining or making of, or increase the risk of not obtaining or making, any authorizations, consents or approvals of, or filing with or notice to, any Governmental Authority necessary to consummate the transactions contemplated by this Agreement, (B) increase the risk of any Governmental Authority entering an Order prohibiting such transactions, or (C) prevent, delay or impair the consummation of such transactions;
          (b) the Buyer shall have or obtain the Funds, and be in a position to immediately satisfy the Funding Obligations, in each case as promptly as reasonably practicable and in any event on or prior to the Closing Date; and
          (c) the Buyer shall (i) keep the Seller apprised of all material developments or changes relating to the Financing Agreements and the financing contemplated thereby, (ii) not amend in any material respect or terminate the Financing Agreements and shall use its best efforts to satisfy its obligations and the conditions thereunder, and (iii) in the event that the Financing Agreements terminate or the lenders which are parties thereto shall advise the Buyer that they will not or may not be able to provide the financing contemplated thereby, promptly notify the Seller and obtain replacement financing arrangements as soon as reasonably practicable to obtain the Funds and satisfy the Funding Obligations.
     Notwithstanding anything contained in this Agreement to the contrary, the Buyer acknowledges and agrees that its obligations hereunder are not conditioned in any manner whatsoever upon it obtaining the Funds to satisfy the Funding Obligations.
     5.4 No Solicitation. From date hereof until the Closing of the transactions contemplated hereby, the Seller agrees that: (a) neither it nor any of its Affiliates nor their respective Representatives shall initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to a sale, transfer, merger, consolidation or other business combination involving the Sale Shares (any such proposal or offer being hereinafter referred to as an “Alternative Proposal”), or engage in any discussions or negotiations concerning, or provide (other than as was provided prior to the date hereof) any confidential information or data to, any Person or group relating to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal, in each case excluding the transactions contemplated by this Agreement or as required by Law or Order; and (b) it shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person with respect to any of the foregoing.
ARTICLE VI
ADDITIONAL AGREEMENTS
     6.1 Regulatory and Other Approvals. Each Party shall cooperate and use reasonable efforts to prepare and file as soon as practicable all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents and to use reasonable efforts to obtain all necessary authorizations, consents or approvals of all third parties, financing parties and Governmental Authorities. The Parties further agree to use reasonable efforts to take any action, make any undertaking or receive any clearance or approval required by any third parties, financing parties or Governmental Authorities or under applicable Law or Order. Each Party shall (i) respond as promptly as practicable to any inquiries or requests received from any third party, financing party or Governmental Authority for additional information or documentation and (ii) refrain from entering into any agreement with any third party, financing party or Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior consent of the other Party.
     6.2 Further Assurances. Each Party agrees to act in good faith and to use reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated hereby. Each Party shall execute such further documents or instruments and take such further actions as may reasonably be requested by the other Party in order to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.
     6.3 Financial Information.
          (a) After the Closing, upon reasonable written notice, the Seller and the Buyer shall furnish or cause to be furnished to each other and their respective Representatives, during normal business hours, such information reasonably available to it as is reasonably necessary for financial reporting and accounting matters in connection with the transactions contemplated by this Agreement, including the Financial Statements immediately upon receipt by either Party, and the Buyer shall, and shall cause the

Covanta Shareholder and Operator to, use commercially reasonable efforts that are within its control to cause the applicable Project Entities and the Operator to, grant to the Seller and its Representatives reasonable cooperation, staff assistance and access at all reasonable times and upon reasonable notice to all books and records of the Covanta Shareholder and Operator and the applicable Project Entities relating to the period prior to the Closing (including to make and retain copies thereof) that are not otherwise subject to restrictions for confidentiality with respect to unrelated third parties or protected by legal privilege.
          (b) Without limiting the foregoing, the Buyer shall use reasonable efforts within its control to promptly complete the financial audit of the Covanta Shareholder (including its subsidiaries), each Project Entity and the Operator for the fiscal year ending December 31, 2010, and promptly deliver, upon completion thereof, the Financial Statements, which shall be prepared in accordance with the generally accepted accounting principles of the relevant jurisdiction used with respect thereto for the fiscal year ending December 31, 2010 and consistently applied, so as to permit the Seller (if required) to timely complete its audit for, and Tax filings with respect to, the same period.
          (c) The Buyer shall retain all of the books and records of the Covanta Shareholder and Operator and the applicable Project Entities in its possession for a period of seven (7) years after the Closing Date or such longer time as may be required by applicable Law. After the end of such period, before disposing of such books or records, the Buyer shall give notice to such effect to the Seller and give the Seller an opportunity to remove and retain all or any part of such books or records as the Seller may select.
     6.4 Updates to the Seller Disclosure Letter.
          (a) From the date hereof through the Closing Date, the Seller shall give written notice to the Buyer of any omission from the Seller Disclosure Letter or the Data Room that has caused or would be reasonably likely to cause, or the occurrence (or failure to occur) after the date hereof of any event which occurrence or failure has caused or would be reasonably likely to cause, any covenant, representation or warranty of the Seller contained in this Agreement or any information or matter in any Schedule of the Seller Disclosure Letter to be breached, untrue, inaccurate or incomplete. In such event, such written notice shall be deemed to have amended the Seller Disclosure Letter and to have qualified the Seller’s representations and warranties contained in this Agreement only for the purpose of Section 9.1(i).
          (b) Any actual and specific information disclosed for any purpose in any Schedule to the Seller Disclosure Letter and all materials in the Data Room shall be deemed disclosed for any other purpose in such Schedule or any other Schedule to the Seller Disclosure Letter or with respect to any other Section of this Agreement to the extent fairly related thereto. The inclusion of any information or other matter referenced or disclosed in the Seller Disclosure Letter or in the Data Room shall not be deemed to constitute an admission by the Seller, or otherwise imply that such item or matter is otherwise material for the purposes of this Agreement or the Seller Disclosure Letter.
     6.5 Fees, Expenses and Stamp Duties.
          (a) The Seller shall pay all fees, costs and expenses (including fees and expenses of counsel, financial advisors and accountants and any capital gains, income and profit Taxes) incurred by the Seller incidental to or in connection with its negotiation, preparation, execution, delivery and performance of this Agreement and the consummation by it of the transactions contemplated hereby, whether or not the Closing shall have occurred.

          (b) The Buyer shall pay (i) all fees, costs and expenses (including fees and expenses of counsel, financial advisors and accountants) incurred by the Buyer incidental to or in connection with its negotiation, preparation, execution, delivery and performance of this Agreement and the consummation by it of the transactions contemplated hereby, whether or not the Closing shall have occurred and (ii) all wire transfer fees associated with the payment of the Purchase Price and all stamp duties and sales, transfers, recording and similar taxes, if any, and other expenses associated with the registration of the Sale Shares in the Buyer’s name.
     6.6 Conduct of Tax Affairs.
          (a) Tax Returns.
     (i) To the extent under its control, the Seller shall cause to be filed when due all Tax Returns that are required to be filed by or on behalf of the Covanta Shareholder, the Operator and the applicable Project Entity to the extent required for the direct or indirect ownership thereof by the Seller in any such applicable entity (to such extent, the “Seller Group Companies”) for taxable years or periods ended on or before the Closing Date, and Seller shall be responsible to remit (or cause to be remitted) all Taxes owed by it to the extent required for such ownership for all such taxable years or periods and the Seller shall be entitled to claim and receive, and the Buyer shall procure to cause (to the extent within the Buyer’s control) the Seller to receive, all Tax refunds attributable to such years or periods for such ownership.
     (ii) Except as otherwise provided in Section 6.7(a)(i), the Buyer shall file or cause to be filed when due all Tax Returns that are required to be filed by it in respect of the Seller Group Companies and, to the extent within its control, caused to be filed when due all Tax Returns on behalf of the Seller Group Companies, in each case for taxable years or periods beginning after the Closing Date, and Buyer shall be responsible to remit (or cause to be remitted) in respect of such Tax Returns any Taxes for such years or periods.
     (iii) Any Tax Return required to be filed by the Buyer pursuant to Section 6.7(b)(ii) relating to any taxable year or period beginning on or before the Closing Date shall be submitted (with copies of any relevant schedules, work papers and other documentation then available) to the Seller for its review not less than thirty (30) days prior to the due date for the filing of such Tax Return, which review shall not be unreasonably withheld, conditioned or delayed. The Seller shall have the option of providing to the Buyer, at any time at least fifteen (15) days prior to the due date, written instructions as to how the Seller wants any, or all, of the items for which it may be liable hereunder reflected on such Tax Return. The Buyer shall, in preparing such return, cause the items for which the Seller may be liable hereunder to be reflected in accordance with the Seller’s instructions (unless, in the opinion of internationally recognized tax counsel or accountant to the Buyer, complying with the Seller’s instructions would likely subject the Buyer to material prejudice to its interests or any criminal penalty or to civil penalties under Sections 6662 through 6664 of the Internal Revenue Code of the United States America (the “Code”) or similar provisions of applicable state, local or non-United States Laws) and, in the absence of such prejudice or having received such instructions, in accordance with the Seller’s past practice, if any, to the extent permissible under applicable Law.
     (iv) So long as not of material prejudice to the Buyer’s interests, and at the Seller’s expense, the Buyer shall cooperate and, to the extent within its control, cause the Covanta Shareholder and Operator to cooperate, in obtaining any Tax refund that the Seller reasonably believes should be available, including through filing appropriate forms with the applicable Tax authority.

          (b) Assistance and Cooperation.
     (i) The Seller and the Buyer shall reasonably cooperate in preparing and filing all Tax Returns for which they are respectively responsible with respect to the Seller Group Companies, including maintaining for the statutory time periods and making available to each other all records within their custody and control as reasonably necessary in connection with Taxes of the Seller Group Companies in resolving all disputes and audits with respect to all Tax periods relating to Taxes of the Seller Group Companies.
     (ii) For a period of seven (7) years after the Closing Date, the Seller and its Representatives shall have reasonable access to those books and records (including the right to make extracts thereof) of the Buyer and its Representatives to the extent that such books and records relate to Taxes and to the extent that such access may reasonably be required by the Seller in connection with matters relating to or affected by the operation of the Seller Group Companies prior to the Closing Date. Such access shall be afforded by the Buyer upon receipt of reasonable advance notice and during normal business hours. If the Buyer shall desire to dispose of any of such books and records prior to the expiration of such seven-year period, the Buyer shall, prior to such disposition, give the Seller a reasonable opportunity, at the Seller’s expense, to segregate and remove such books and records as the Seller may select.
     (iii) The Buyer shall not take any action which could (A) increase the Seller’s or any of its Affiliates’ liability for Taxes or (B) result in, or change the character of, any income or gain that the Seller or any of its Affiliates must report on any Tax Return.
          (c) Section 338(g) Elections. The Buyer shall not make any election under Section 338(g) of the Code (or any analogous provision of state, local, or non-United States income tax law) with respect to the purchase (or deemed purchase) of the equity interests of all or any of the Seller Group Companies without the prior written consent of the Seller, which consent may be withheld in the sole discretion of the Seller. If the Seller does so consent, the Buyer shall be liable for, and shall pay, any Tax attributable to or resulting from, the making of such election and will indemnify the Seller from and against any Tax liability or other adverse consequences attributable to, or resulting directly or indirectly from, the making of such election. Any indemnification obligation of the Buyer pursuant to this Section 6.7(c) shall be increased by the relevant After Tax Amount. For purposes of this Section 6.7(c), “After Tax Amount” means any additional amount necessary to reflect the Tax consequences of the receipt or accrual of such reimbursement payment (including the payment of an additional amount or amounts hereunder) determined by using the actual marginal United States, state, local or non-United States rates for the relevant taxable period.
     6.7 Operator Employment Matters.
          (a) Contemporaneously at Closing, the Buyer shall cause the Operator to pay from the Operator’s cash in that certain separate account set forth in Section 3.12, (i) 50% of the Retention Payments to certain of the Operator’s officers and employees (subject to the definition of “Retention Payments”), pursuant to the terms of the individual retention agreements executed between the Operator and such persons on or about July 2010, and (ii) two (2) months’ worth of basic salary per employee to all employees of the Operator not otherwise covered by the Retention Payments and who shall have been employed in good standing with the Operator immediately prior to the Closing Date (the “Transition Bonus”), subject to such persons’ execution of an acknowledgment and receipt, in a form reasonably acceptable to the Seller and the Buyer, releasing any and all claims in respect of any other payments or amounts such person may claim to be due to such persons pursuant to the change in control in the Operator contemplated by this Agreement. No later than six (6) months after the Closing Date, the Buyer shall cause the Operator to pay the remaining 50% of the Retention Payments to certain of the Operator’s officers and employees (subject to the definition of “Retention Payments”).
          (b) The Parties agree that neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any of the Operator’s officers and employees to any severance pay, unemployment compensation or any other payment, except as expressly provided for in this Agreement, (ii) accelerate the time of payment, vesting or funding, or increase the amount of compensation due to any such officer or employee under any company benefit plan or pension plan, including the Operator Pension Plan, or otherwise or (iii) prohibit the Operator from terminating any of its officers and employees for just, authorized or other valid cause consistent with the Operator’s conduct of its operations and in accordance with prudent industry standards.
          (c) (i) Without limiting the Seller’s obligations under Section 5.1, after the date hereof and until immediately prior to the Closing or the earlier termination of this Agreement, the Seller shall cause the Operator to (A) conduct the management of its employee relations consistent with past practice and in accordance with prudent industry standards and to not otherwise terminate any of its officers and employees other than as set forth in Section 6.7(b)(iii), (B) not become a party to any collective bargaining agreement and (C) not undertake any other action contrary to the matters set forth in Section 6.7 (b)(i) and (ii) (other than, in each case, in connection with actions permissible pursuant to Section 6.7(b)(iii)); and (ii) the Seller agrees to pay, or cause its Affiliates to pay, each of the persons holding, as of the Closing Date, the titles of (A) Vice President and Facility Manager and (B) Plant Manager, respectively, a lump-sum retention payment in consideration of such person’s continued service to the Operator. The aggregate amount of such retention payments shall not be less than Three Hundred Forty-Six Thousand Three Hundred and Fifty-Two Dollars (US$346,352), 50% of which shall be paid by the Seller or its Affiliates from its own funds contemporaneously at Closing, and the remaining 50% shall be paid by the Seller or its Affiliates from its own funds no later than six (6) months after the Closing Date.
          (d) Subject to the Seller’s compliance with its obligations set forth in Section 6.7(c), the Buyer agrees to (i) indemnify, defend and hold harmless the Seller and its Affiliates from and against, and pay or reimburse the Seller or its Affiliates for, any and all claims made by any of the Operator’s officers and employees (subject to the definition of “Retention Payments” and to Section 6.7(c)(ii)) relating to or arising from payments or amounts due to such officers and employees pursuant to a change in control in the Operator as contemplated by this Agreement or arising from any other termination of such officers and employees after the Closing Date and (ii) waive any and all claims it may have against the Seller with respect to any and all claims and losses relating to or arising from payments or amounts due to the Operator’s officers and employees (subject to the definition of “Retention Payments” and to Section 6.7(c)(ii)) pursuant to a change in control in the Operator as contemplated by this Agreement or arising from any other termination of such officers and employees after the Closing Date.
ARTICLE VII
CONDITIONS PRECEDENT
     7.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each Party to effect the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions:
          (a) Injunctions or Restraints. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal or otherwise preventing or prohibiting consummation of the transactions contemplated by this Agreement; provided that each Party shall have used all reasonable efforts to prevent the adoption of any such Law or Order and to appeal as promptly as possible any such Law or Order.
          (b) Consents, Waivers and Declinations. The Seller shall have received the written consents, waivers or declinations, as set forth in Schedule 7.1(b).
     7.2 Conditions to the Seller’s Obligation to Effect the Closing. The obligation of the Seller to effect the Closing is further subject to the satisfaction, at or prior to the Closing, of each of the following additional conditions (all or any of which may be waived in whole or in part by the Seller in its sole discretion):
          (a) Representations and Warranties. (i) The representations and warranties made by the Buyer in Article IV shall be true, correct and complete in all material respects on and as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, shall be true, correct and complete in all material respects on and as of such earlier date and (ii) the Buyer shall have delivered to the Seller the Buyer’s Closing Certificate, dated the Closing Date, and duly executed in the name and on behalf of the Buyer, to such effect.
          (b) Performance of Obligations. The Buyer shall have performed and complied with, in all material respects, the agreements, covenants and conditions required by this Agreement to be so performed or complied with by the Buyer at or prior to the Closing (including the obligation to deliver the agreements, instruments and other documents required to be delivered by it under Section 2.6), and the Buyer shall have delivered to the Seller the Buyer’s Closing Certificate, dated the Closing Date, and executed in the name and on behalf of the Buyer, to such effect.
          (c) Collateral Releases. Concurrently with the Closing, the Seller shall have received the written releases set forth on Schedule 7.2(c) hereof terminating each of the agreements set forth thereon and irrevocably releasing and discharging the Seller and the Covanta Guarantor and its related entities from all of its obligations under such agreements.
     7.3 Conditions to the Buyer’s Obligation to Effect the Closing. The obligation of the Buyer to effect the Closing is further subject to the satisfaction, at or prior to the Closing, of each of the following additional conditions (all or any of which may be waived in whole or in part by the Buyer in its sole discretion):
          (a) Representations and Warranties. (i) The representations and warranties made by the Seller in Article III shall be true, correct and complete in all material respects on and as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, shall be true, correct and complete in all material respects on and as of such earlier date in either case without regard to any amendment to the Seller Disclosure Letter; provided, however, that each representation and warranty in Sections 3.1, 3.2, 3.3, 3.10, 3.11 and 3.12 and any representation and warranty already qualified by the concepts of materiality must be true, correct and complete in all respects, and (ii) the Seller shall have delivered to Buyer the Seller’s Closing Certificate, dated the Closing Date, and duly executed in the name and on behalf of the Seller, to such effect.
          (b) Performance of Obligations. The Seller shall have performed and complied with, in all material respects, the agreements, covenants and conditions which are required by this Agreement to be so performed or complied with by the Seller at or prior to the Closing without regard to any amendment to the Seller Disclosure Letter; provided, however, that the covenant in Section 2.6(a) and 6.7 shall be fully performed and complied with, and the Seller shall have delivered to the Buyer the Seller’s Closing Certificate, dated the Closing Date, and duly executed in the name and on behalf of the Seller, to such effect.
          (c) Material Adverse Effect. Since the date hereof, there shall not have been a Material Adverse Effect.
     7.4 Frustration of Closing Conditions. Neither the Seller nor the Buyer may rely, either as a basis for not consummating the transactions contemplated by this Agreement or terminating this Agreement, on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied, if such failure was caused by such Party’s breach of any provision of this Agreement or failure to use its reasonable efforts to consummate the transactions contemplated by this Agreement.
ARTICLE VIII
TERMINATION AND EFFECTS OF TERMINATION
     8.1 Termination. This Agreement may be terminated at any time prior to the Closing as follows:
          (a) by mutual written agreement between the Parties;
          (b) by either the Seller or the Buyer upon written notification to the other Party by the terminating Party at any time after the date which is nine (9) months following the date of this Agreement if the Closing Date shall not have occurred on or prior to such date; provided, however, that the right to terminate the Agreement under this Section 8.1(c) shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have proximately contributed to the failure of the Closing Date to occur on or before such date;
          (c) by the Seller, by written notification to the Buyer, if there shall have been a breach of any material representation or warranty or a breach of any material covenant or agreement of the Buyer hereunder and such breach shall not have been remedied within twenty (20) days after receipt by the Buyer of such written notification from the Seller, specifying the nature of such breach and requesting that it be remedied or the Seller shall not have received adequate assurance of a cure of such breach within such twenty (20)-day period;
          (d) by the Buyer, by written notification to the Seller, if there shall have been a breach of any material representation or warranty or a breach of any material covenant or agreement of the Seller hereunder, and such breach shall not have been remedied within twenty (20) days after receipt by the Seller of such written notification from the Buyer, specifying the nature of such breach and requesting that it be remedied or the Buyer shall not have received adequate assurance of a cure of such breach within such twenty (20)-day period; or
          (e) by either the Seller or the Buyer, if any court of competent jurisdiction or other competent Governmental Authority shall have issued an final and non-appealable Order or enacted a Law making illegal or otherwise preventing or prohibiting the Closing; provided that each Party shall have used all reasonable efforts to prevent the adoption of any such Law or Order and to appeal as promptly as possible any such Law or Order.

     8.2 Effects of Termination. If this Agreement is validly terminated pursuant to Section 8.1, this Agreement will forthwith become null and void and of no further force and effect and there shall be no liability or obligation whatsoever hereunder on the part of either Party, except that:
          (a) the provisions of Section 2.3, Section 6.6, this Section 8.2, Article X and the agreements contained in the Confidentiality Agreement shall continue to apply following any such termination;
          (b) nothing contained herein shall relieve any Party from liability hereunder or otherwise for fraud or willful breach of its representations, warranties, covenants or agreements contained in this Agreement; and
          (c) nothing herein shall relieve any Party from any liability hereunder or otherwise for breach of its representations, warranties, covenants or agreements contained in Sections 2.6, 3.2, 3.10, 3.11, 5.4, 4.6, 4.8 and 5.3 whether or not such breach is fraudulent or willful.
ARTICLE IX
INDEMNIFICATION AND SURVIVAL
     9.1 Indemnification.
          (a) Subject to the express limitations of this Section 9.1, the Seller will indemnify, defend and hold harmless the Buyer and its Representatives (collectively, the “Buyer Group”) from and against any and all claims, demands, actions, suits or proceedings (by any Person), losses, liabilities, obligations, payments, damages, costs and expenses (including, without limitation, reasonable attorneys’ fees) (each, an “Indemnifiable Loss”), asserted against or suffered by any member of the Buyer Group relating to, resulting from or arising out of, (i) any breach of any representation or warranty of the Seller contained in Article III or the Seller’s Closing Certificate or (ii) any breach of any covenant or agreement of the Seller contained in this Agreement, each of the foregoing clauses (i) and (ii) subject to the following limitations:
          (A) no indemnification shall be made by the Seller unless the aggregate amount of Indemnifiable Losses asserted against or suffered by the Buyer Group exceeds 2% of the Purchase Price (the “Aggregate Claim Threshold”) and, in such event, indemnification shall be made by the Seller only to the extent such Indemnifiable Losses exceed the Aggregate Claim Threshold; provided that, no such threshold shall apply to any such Indemnifiable Loss with respect to Section 6.7(c)(ii);
          (B) no indemnification shall be made by the Seller on any individual claim or claims arising out of the same facts, and no such claim or claims shall be applied for purposes of determining whether or not the Aggregate Claim Threshold has been reached, unless in each case the amount of Indemnifiable Losses asserted against or suffered by the Buyer Group exceeds One Hundred Thousand Dollars ($100,000) (the “Individual Claim Threshold”); provided that the foregoing clause (A) and this clause (B) shall not apply to a breach by the Seller of its covenant and agreement and representations and warranties set forth in Sections 2.5(d)(i)(B), 2.5(d)(ii)(B), 2.5(d)(iv), 2.5(d)(v), 2.6(a), 3.2, 3.10, 3.11, 3.12, 5.1(a) (provisos), 5.4, 6.6 and 6.7(c)(ii); and
          (C) in no event shall the Seller’s aggregate obligation to indemnify the Buyer Group exceed an amount equal to 7.5% of the Purchase Price, other than with respect to recoverable Indemnifiable Losses resulting from the breach by the Seller of its covenants, agreements, representations and warranties set forth in Sections 2.5(d)(i)(B), 2.5(d)(ii)(B), 2.5(d)(iv), 2.5(d)(v), 2.6(a), 3.2, 3.10, 3.11, 3.12, 5.1(a) (provisos), 5.4 and 6.6 for which the Seller’s aggregate obligation to indemnify the Buyer Group shall not exceed the applicable pro-rata Indemnifiable Losses attributable to such breach and the aggregate amount of which shall in no event or circumstance or multiple events or circumstances exceed the Purchase Price.
          (b) Subject to the express limitations of this Section 9.1, the Buyer will indemnify, defend and hold harmless the Seller, its Affiliates and their respective Representatives (the “Seller Group”) from and against any and all Indemnifiable Losses asserted against or suffered by any member of the Seller Group relating to, resulting from or arising out of, (i) any breach of any representation or warranty of the Buyer contained in Article IV or the Buyer’s Closing Certificate or (ii) any breach of any covenant or agreement of the Buyer contained in this Agreement, each of the foregoing clauses (i) and (ii) subject to the following limitations:
          (A) no indemnification shall be made by the Buyer unless the aggregate amount of Indemnifiable Losses asserted against or suffered by the Seller Group exceeds the Aggregate Claim Threshold and, in such event, indemnification shall be made by the Buyer only to the extent such Indemnifiable Losses exceed the Aggregate Claim Threshold; provided that, no such threshold shall apply to any such Indemnifiable Loss with respect to Section 6.7(d)(i);
          (B) no indemnification shall be made by the Buyer on any individual claim or claims arising out of the same facts, and no such claim or claims shall be applied for purposes of determining whether or not the Aggregate Claim Threshold has been reached, unless in each case the amount of Indemnifiable Losses asserted against or suffered by the Seller Group exceeds the Individual Claim Threshold; provided that, no such threshold shall apply to any such Indemnifiable Loss with respect to Section 6.7(d)(i); and
          (C) in no event shall the Buyer’s aggregate obligation to indemnify the Seller Group pursuant to this Section 9.1(b) exceed an amount equal to 7.5% of the Purchase Price; provided that the foregoing clauses (A) and (B) and this clause (C) shall not apply to a breach by the Buyer of its representations and warranties set forth in Section 4.6 and its covenants and agreements set forth in Sections 2.5(d)(i)(A), 2.5(d)(ii)(A), 2.5(d)(iv), 2.5(d)(v), 2.6, 5.3 and 6.6 for which the Buyer’s aggregate liability shall not exceed the applicable pro-rata recoverable Indemnifiable Losses attributable to such breach and in no event in the aggregate shall exceed the Purchase Price.
          (c) Any member of the Buyer Group or the Seller Group, as the case may be, entitled to indemnification under this Article IX is referred to as an “Indemnitee”, and the Party required to provide indemnification under this Article IX is referred to as the “Indemnifying Party”.
          (d) Except with regard to indemnification for claims or demands actually paid or payable to third parties, no Indemnitee shall seek or be entitled to incidental, indirect, consequential or punitive damages (including damages for lost profits) in any claim for indemnification under this Article IX, nor shall it accept payment for any award, judgment or order for such indemnification to the extent such award or judgment includes such party’s incidental, indirect, consequential or punitive damages (including lost profits).
          (e) The Seller shall not have any indemnification liability under this Agreement in respect of any Indemnifiable Loss to the extent that such Indemnifiable Loss is covered by net proceeds received from insurance by any member of the Buyer Group, or from another Person liable for such Indemnifiable Loss, and the Buyer shall not have any indemnification liability under this Agreement in respect of any Indemnifiable Loss to the extent that such Indemnifiable Loss is covered by net proceeds received from insurance held by any member of the Seller Group, or from another Person liable for such Indemnifiable Loss; provided, however, that an Indemnifiable Loss shall not be deemed to be “covered” by insurance to the extent of any applicable deductible or self-insurance retention.
          (f) The amount of any Indemnifiable Loss shall be reduced to take into account any net Tax benefit recognized by any Indemnitee arising from the recognition of the Indemnifiable Loss and any payment actually received with respect to an Indemnifiable Loss. Net Tax benefits shall be measured by the amount of accrued or actual net Tax savings (including Tax refunds received from a Governmental Authority) realized at the time of realization.
          (g) An Indemnitee will be required to undertake reasonable efforts to mitigate any Indemnifiable Loss in respect of which a claim for indemnification is made or in respect of which the amount of such Indemnifiable Loss is added (or permitted to be added) to the Aggregate Claim Threshold.
          (h) The expiration, termination or extinguishment of any representation, warranty, covenant or agreement pursuant to Section 9.2 shall not affect the Parties’ obligations under this Section 9.1 if the Indemnitee provided the Indemnifying Party with written notice with reasonable specificity of the claim or event for which indemnification is sought prior to such expiration, termination or extinguishment.
          (i) The Buyer hereby agrees that it shall not be entitled to indemnification by the Seller pursuant to this Section 9.1 for any breach of any representation or warranty of the Seller contained in Article III or the Seller’s Closing Certificate to the extent that the Buyer knew or should have known from information disclosed in the Data Room or the Seller Disclosure Letter (subject to updating pursuant to Section 6.4), to the extent they were complete in all material respects and fairly disclosed, that, as of the date of this Agreement or at the Closing, any such representation or warranty is untrue or incorrect. The Seller hereby agrees that it shall not be entitled to indemnification by the Buyer pursuant to this Section 9.1 for any breach of any representation or warranty of the Buyer contained in Article IV or the Buyer’s Closing Certificate to the extent that the Seller knew or should have known that, as of the date of this Agreement or at the Closing, any such representation or warranty is untrue or incorrect.
          (j) Except as provided in Section 10.9, absent fraud or willful misconduct, from and after the Closing, the rights and remedies of the Seller and the Buyer under this Section 9.1 are exclusive and in lieu of any and all other rights and remedies that the Seller and the Buyer may have under this Agreement or otherwise with respect to any breach of any representation, warranty, covenant or agreement set forth in this Agreement or any of their respective closing certificates and no breach shall confer the right of rescission of this Agreement on any Party.
     9.2 Survival of Obligations.
          (a) All representations, warranties, covenants and agreements of the Parties contained in this Agreement, or their respective closing certificates, shall survive the Closing for a period of twelve (12) months following the Closing Date and no claim for breach of any such representations, warranties, covenants or agreements may be brought thereafter as to which specific notice of a claim for indemnification in respect thereof has not been given pursuant to this Article IX prior to such date; provided, however, that the covenant and agreement of the Buyer under Section 2.3, the covenants and agreements of the Parties under Sections 6.4 and 6.7 and Articles IX and X shall survive the Closing until the expiration of the relevant statute of limitations.

          (b) Except as otherwise provided in this Section 9.2, the Parties intend to shorten the statute of limitations and agree that after the Closing Date, any claim or cause of action against any of the Parties based upon, directly or indirectly, any of the representations or warranties, covenants or agreements contained in this Agreement, or their respective closing certificates, may be brought only as expressly provided in this Article IX.
     9.3 Defenses of Claims.
          (a) If any Indemnitee receives notice of the assertion of any claim, demand, action, suit or proceeding, or of the commencement of any claim, demand action, suit or proceeding made or brought by any Person other than a member of the Buyer Group or a member of the Seller Group (a “Third Party Claim”) with respect to which indemnification is to be sought from an Indemnifying Party, the Indemnitee will give such Indemnifying Party prompt written notice thereof. Such notice shall describe the nature of the Third Party Claim in reasonable detail (including a copy of the Third Party Claim, if made in writing) and shall indicate the estimated amount, if practicable, of the Indemnifiable Loss that has been or may be sustained by the Indemnitee.
          (b) The Indemnifying Party will have the right to participate in or, by giving written notice to the Indemnitee, assume the defense of any Third Party Claim at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel, by all appropriate proceedings, which proceedings will be diligently prosecuted, and the Indemnitee will upon reasonable request of an Indemnifying Party cooperate in good faith in such defense at the Indemnifying Party’s expense. If the Indemnifying Party has assumed the defense, it will not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof. In the event, however, the Indemnitee reasonably determines in its judgment that having common counsel would present such counsel with a conflict of interest or if the defendants in any such Third Party Claim include both such Indemnitee and the Indemnifying Party and such Indemnitee shall have concluded that there may be legal defenses available to it that are different from or additional to those available to the Indemnifying Party, then such Indemnitee shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such Third Party Claim on behalf of such Indemnitee and the Indemnifying Party will pay the reasonable and customary fees and disbursements of such counsel. Without the prior written consent of the Indemnitee (not to be unreasonably withheld or delayed), the Indemnifying Party will not enter into any settlement or compromise of any Third Party Claim that would lead to liability or create any financial or other obligation on the part of the Indemnitee for which the Indemnitee does not simultaneously receive full indemnification hereunder or that would fail to result in the Indemnitee receiving a release of any Third Party Claims. If the Indemnifying Party does not assume the defense within thirty (30) days after an Indemnitee provides written notice to the Indemnifying Party of any Third Party Claim, then the Indemnitee will have the right to defend against such Third Party Claim, and the Indemnifying Party shall be liable for indemnification hereunder for the Indemnitee’s reasonable costs and expenses, including reasonable attorneys’ fees, incurred in connection therewith; provided, however, that the Indemnifying Party shall have the right to assume the defense of such Third Party Claim at any time thereafter; and provided, further, that the Indemnitee shall not settle or compromise a Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, delayed or conditioned.
          (c) If the amount of any Indemnifiable Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other entity, the amount of such reduction, less any costs, expenses or premiums incurred in connection therewith, will promptly be repaid by the Indemnitee to the Indemnifying Party. Upon making any indemnity payment, the Indemnifying Party will, to the extent of such indemnity payment, be subrogated to all rights of the Indemnitee against any third party in respect of the Indemnifiable Loss to which the indemnity payment relates; provided, however, that (i) the Indemnifying Party is then in compliance with its obligations under this Agreement in respect of such Indemnifiable Loss and (ii) until the Indemnitee recovers full payment of its Indemnifiable Loss, any and all claims of the Indemnifying Party against any such third party on account of said indemnity payment is hereby made expressly subordinated and subject in right of payment to the Indemnitee’s rights against such third party.
          (d) A failure to give timely notice as provided in this Section 9.3 will not affect the rights or obligations of any Party hereunder except if, and only to the extent that, as a result of such failure, the Party that was entitled to receive such notice was actually prejudiced as a result of such failure.
ARTICLE X
GENERAL PROVISIONS
     10.1 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or by overnight courier to the Parties at the following addresses or facsimile numbers:
     If to the Seller, to:
Covanta Energy International Investments, Limited
c/o Covanta Power International Holdings
Rm. 1701 Yongda International Tower
No. 2277 Long Yang Rd.
Shanghai, 201204, China
Telephone: +(8621) 5010-1810
Fax: +(8621) 5010-1820
Attention: Deepak Gupta
     with a copy to:
Covanta Energy Corporation
445 South Street
Morristown, NJ 07960
Attention: The General Counsel
     and:
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019
Telephone: +1 (212) 259-8000
Fax: +1 (212) 259 6333
Attention: Joseph Tato

     If to Buyer, to:
New Growth B.V.
De Lairessestraat 154
Amsterdam, The Netherlands 1075 HL
Telephone: +31 (0) 88 560-9950
Fax: +31 (0) 88 560-9960 (ref. New Growth B.V.)
Attention: Niwat Adirek
     with copy to:
Electricity Generating Public Company Limited
222 EGCO Tower, 14th, 15th FL., Moo 5
Vibhavadi Rangsit Road,
Tungsonghong, Laksi
Bangkok 10120 Thailand
Attention: The President
Phone No.: +(662) 998-5999
Fax No.: +(662) 998-0956
     All such notices, requests and other communications will: (a) if delivered personally to the address as provided in this Section 10.1, be deemed given upon delivery; (b) if delivered by facsimile transmission to the facsimile number as provided in this Section 10.1, be deemed given upon acknowledged receipt of successful transmission by the sender’s facsimile equipment; and (c) if delivered by overnight courier to the address as provided in this Section 10.1, be deemed given upon receipt (in each case, regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section 10.1). Any Party may from time to time change its address, facsimile number or other information for the purpose of notices to that Party by giving written notice specifying such change to the other Party.
     10.2 Public Announcements. Without limiting the Confidentiality Agreement, except as otherwise required by Law or any Governmental Authority binding on a Party, or pursuant to any listing agreement with or rules of any national securities exchange, prior to the Closing, the Seller and the Buyer will not, and will not permit any of their respective Representatives, affiliates or subsidiaries to, issue or cause the publication of any press release or make any other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other Party. The Seller and the Buyer will cooperate with each other in the development and distribution of all press releases and other public announcements with respect to this Agreement and the transactions contemplated hereby, and will furnish the other with drafts of any such releases and announcements as far in advance as practicable.
     10.3 Entire Agreement; Incorporation of Exhibits and Schedules.
          (a) Subject to paragraph (b) below, this Agreement supersedes all prior discussions and agreements among the Parties hereto with respect to the subject matter hereof (other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement in accordance with its terms) and contains, together with the Confidentiality Agreement, the sole and entire agreement among the Parties with respect to the subject matter hereof.

          (b) The Seller Disclosure Letter and any Exhibit and Schedule attached to this Agreement and referred to herein are hereby incorporated and made a part of this Agreement for all purposes as if fully set forth herein.
     10.4 Amendment. This Agreement may be amended, modified or supplemented in any and all respects, but only by a written instrument duly executed by or on behalf of each Party.
     10.5 Waiver. The Seller and the Buyer may to the extent permitted by applicable Law (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in their respective closing certificates or (c) waive compliance with any of the covenants or agreements of, or satisfaction of the conditions to be satisfied by, the other Party contained herein. No such extension or waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Seller or the Buyer, as the case may be, extending the time of performance or waiving any such inaccuracy, non-compliance or non-satisfaction. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.
     10.6 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law or Order, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.
     10.7 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned or delegated by any Party without the prior written consent of the other Party and any attempt to do so will be void. This Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and permitted assigns.
     10.8 No Third Party-Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each Party and their respective successors or permitted assigns, and except as provided in Article IX (which are expressly intended to be for the benefit of the persons entitled to therein, and may be enforced by any of such Persons), it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person.
     10.9 Enforcement of Agreement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specified terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled: (a) to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in addition to any other remedy to which they are entitled hereunder; and (b) in respect of Sections 8.2(b) and (c) and for breaches of this Agreement arising from fraud or willful misconduct or breach of Section 2.6(a), to all other remedies for damages (other than consequential damages) available at law or in equity.
     10.10 No Right of Set Off. The Buyer, for itself and its successors and permitted assigns, hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment or similar rights that the Buyer or any of its successors and permitted assigns has or may have with respect to the payment of the Purchase Price or any other payments to be made by the Buyer pursuant to this Agreement or any other document or instrument delivered by the Buyer in connection herewith.

     10.11 Governing Law. This Agreement shall be interpreted in accordance with and governed in all respects by the laws of the State of New York, United States of America, without regard to conflict of laws principles (except for New York General Obligations Law Section 5-1401).
     10.12 Submission to Jurisdiction. Each Party agrees to submit to the exclusive jurisdiction of either the Supreme Court of the State of New York, in New York County, or the United States District Court for the Southern District of New York. Any service of process to be made in such action or proceeding may be made by delivery of process in accordance with the notice provisions contained in Section 10.1. Each Party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action, suit or proceeding with respect to this Agreement, (a) the defense of sovereign immunity, (b) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 10.12, (c) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of process, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (d) to the fullest extent permitted by applicable Law that (i) the action, suit or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such action, suit or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
     10.13 Waiver of Right to Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).
     10.14 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
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[Signature page follows]

     IN WITNESS WHEREOF, the Parties have caused this Sale and Purchase Agreement to be executed by their duly authorized representatives as of the date first written above.

COVANTA ENERGY INTERNATIONAL INVESTMENTS, LIMITED

By:	/s/ Matthew R. Mulcahy
Name: MATTHEW R. MULCAHY
Title: Authorized Representative

NEW GROWTH B.V.

By:	/s/ Niwat Adirek
Name: NIWAT ADIREK
Title: Authorized Representative

The Exhibits and Schedules listed below have been omitted pursuant to Regulation S-K Item 601(b)(2). The registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission.
•	Exhibit A — Form of Buyer’s Closing Certificate

•	Exhibit B — Form of Seller’s Closing Certificate

•	Exhibit C — Form of Share Transfer Instrument

•	Exhibit D — Form of Seller Parent Guaranty

•	Exhibit E — Form of Buyer Parent Guaranty

•	Exhibit F — Net Working Capital as of December 31, 2009

•	Schedule 1 — Covanta Equity Ownership Interests

•	Schedule 1.2 — Guaranty Agreements

•	Schedule 2.5(b) — Actual Net Working Capital

•	Schedule 2.6(f) — Closing Deliverables

•	Schedule 7.1(b) — Consents, Waivers and Declinations

•	Schedule 7.2(c) — Collateral Releases